Mail Stop 3561

      							September 7, 2005


Ms. Janice Lee
Executive Vice President and Chief Financial Officer hanarotelecom incorporated
Tae-pyung-ro 2-43
Chung-ku, Seoul 100-733
Korea

	Re:	hanarotelecom incorporated
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 29, 2005



Dear Ms. Lee:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Item 15.  Controls and Procedures, page 88

1. We note your disclosure that your disclosure controls and procedures were "effective to ensure that material information required to be included in our periodic SEC reports relating to us, is made known to them." Please confirm, if true, and clarify in future filings that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

2. We note the statement that "there have been no significant changes in internal control over financial reporting..." Item 308(c) of Regulation S-K requires disclosure of any changes, not just significant changes, in internal controls over financial reporting that would have a material effect and occurred during the last fiscal quarter. Please confirm, if true, that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Note 1.  General, page F-11

(2) Consolidated Subsidiaries

3. We note that your ownership percentage in Hanaro WEB(n)TV
decreased to 49% as of December 31, 2004.   Tell us how you
accounted
for your investment in this entity for US GAAP purposes.

4. We note that Hanaro Telecom America, Inc. is in the process of liquidation and was recognized as impaired at December 31, 2004. Tell us how you determined whether you were required to present the operations of Hanaro Telecom America, Inc. as discontinued for US GAAP reporting purposes.




Note 2.  Summary of Significant Accounting Policies

Investment Securities Other than those Accounted for Using the
Equity
Method, page F-14

5. We note your statement that if the realizable value of an impaired security subsequently recovers, the increase in value is recorded in current operations up to the amount of the previously recognized impairment loss, for securities stated at fair value, and up to the amount of amortized cost that would be recorded if no impairment had occurred, for securities stated at amortized cost. Explain this statement for us in more detail and tell us how you determined that it is appropriate to change the new cost basis for subsequent recoveries in fair value under SFAS 115 for US GAAP reporting purposes.

Note 12.  Intangibles, page F-23

6. Tell us and disclose the nature of the cable line usage rights and how you have acquired these rights. Additionally, tell us how you determined the useful lives of cable line usage rights to be 20 years.

Note 22.  Related Party Transactions, page F-30

7. Please confirm and disclose in future filings, if true, that the amounts detailed as significant transactions with your subsidiaries have been eliminated in consolidation as described in Note 1 (2).

Note 23.  Commitments and Contingencies, page F-31

8. In future filings, revise to discuss the pending fine by the Korean Fair Trade Commission as disclosed on page 10, including the aggregate fine of Won 2.4 billion. It appears that this fine relates to the local telephony and leased line services. Tell us and disclose if you have accrued any amounts related to this fine as of
December 31, 2004. With regard to the fine that has not yet been determined for the broadband and leased line services, tell us and disclose if you have accrued any amounts in accordance with SFAS 5 as of December 31, 2004 for US GAAP reporting purposes.

Note 26.  Reconciliation to Accounting Principals Generally
Accepted
in the United States, page F-33

9. Disclose the nature of differences in income statement classification between Korean GAAP and US GAAP and quantify the impact of these differences in future filings. For example, it appears that the write-off of property and equipment should be recorded as an operating expense under US GAAP. In addition, please separately state revenues from net sales of tangible products and sales of services, if greater than 10% of total revenues. Also, separately state the costs and expenses applicable to each category of sales and revenues.

Licensing Cost, page F-35

10. Tell us how you applied the guidance in SFAS 142 in determining that licensing cost is deemed to have an indefinite life. In addition, we note your disclosure of the reconciling item related to the license cost for the NSP license. Tell us how you determined there was no reconciling item for the other licenses you disclose on page 30.

Investment Securities, page F-35

11. Tell us how you have determined that your long-term available for sale securities were not impaired as of December 31, 2004. In this regard, we note that a significant amount of these investments have had unrealized losses in excess of 12 months.

Segment Information, page F-42

12. Tell us and disclose the amounts recorded for goodwill for each segment. In addition, tell us how you determined your reporting units under SFAS 142 and disclose your policy for testing goodwill for impairment for US GAAP reporting purposes. If there is goodwill assigned to the Voice segment, tell us how you have determined that no impairment exists given the ongoing operating loss of this segment.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 or Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


Ms. Janice Lee
hanarotelecom incorporated
September 7, 2005
Page 5